NOVAVAX, INC.
9920 Belward Campus Drive
Rockville, Maryland 20850
(240) 268-2000

April 26, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jeffrey Riedler
Laura Crotty

Re:	Novavax, Inc. Registration Statement
on Form S-3 (File No. 333-165496)

Ladies and Gentlemen:

We respectfully request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-3 effective as of 4:00 p.m., April 27, 2010, or as soon thereafter as practicable.

In connection with that request the Company acknowledges: (i) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the Registration Statement or this request to Jennifer L. Miller of Ballard Spahr LLP at (215) 864-8619.

Sincerely,

/s/ Frederick W. Driscoll
Frederick W. Driscoll
Vice-President, Chief Financial Officer
and Treasurer